Exhibit 99.1



Invitation to the
Annual General Meeting of Alcon, Inc.

_____

Tuesday, May 6, 2008, 2:00 p.m. (doors open at 1:00 p.m.)
Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

1. Approval of the 2007 Annual Report and Accounts of Alcon, Inc. and the 2007 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2. Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2007

3. Discharge of the Members of the Board of Directors for the Financial Year 2007

4. Election of Group and Parent Company Auditors

5. Election of the Special Auditors

6. Elections to the Board of Directors

7. Approval of Share Cancellation

April 2, 2008

Dear Shareholder:

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders to be held at the Congress Center Metalli, Zug, Switzerland, on Tuesday, May 6, 2008. Various items are proposed for approval at the meeting. The agenda and related information are set out below.

Your vote is important. If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting. You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope or by following the Internet or telephone voting instructions on the proxy card. Using any of these methods, you authorize Alcon, Inc. to vote your shares as you specified. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than April 29, 2008.

If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf. Ms. Hodel's address is: Industriestrasse 13c, CH-6304 Zug, Switzerland. If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the independent representative will abstain from voting regarding new proposals. Proxy forms authorizing the independent representative to vote shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than April 29, 2008.

Alternatively, if you are a registered holder, you may attend the meeting and vote in person, or you may appoint a proxy of your choice to vote at the meeting for you. The proxy need not be a shareholder. If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. To select one of these options, please complete the attendance portion of the enclosed proxy card and return to the Company in the enclosed envelope, arriving no later than April 29, 2008.

If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you. You may also instruct your broker or custodian to authorize the independent representative to vote your shares. Alternatively, if you wish to vote in person then you need to:

a) obtain a power of attorney from your broker or other custodian that authorizes you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or
b) become a registered holder no later than April 16, 2008, and request an admission card by that date.

Each holder wishing to attend the meeting in person must present his/her admission card before 1:45 p.m. on May 6, 2008, at one of the control offices at the meeting location for validation. Doors open at 1:00 p.m. **Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send a proxy of their choice to the meeting.**

Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Very sincerely yours,
Alcon, Inc.

Cary Rayment   Elaine Whitbeck, Esq.
Chairman   *Corporate Secretary*
                                                and General Counsel

Shareholder Information

Stock exchange listings

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol "ACL."

Registered offices

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331
Hünenberg, Switzerland
Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon Investor Relations, 6201 South Freeway, MCT7-5, Fort Worth, Texas, 76134-2099, Telephone (800) 400-8599, E-mail investor.relations@alconlabs.com or visit our web site at www.alcon.com.

Important dates

April 24, 2008
Announcement of first quarter 2008 earnings

May 6, 2008
Annual General Meeting

May 12, 2008
Record date for payment of dividend

May 13 – 16, 2008
Currency election period

May 22, 2008
Payment of dividend

July 24, 2008
Announcement of second quarter 2008 earnings

October 23, 2008
Announcement of third quarter 2008 earnings

February 12, 2009
Announcement of fourth quarter 2008 earnings

May 5, 2009
Next Annual General Meeting

Item 1

**Approval of the 2007 Annual Report and Accounts of Alcon, Inc. and the
2007 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries**

A. Proposal

The Board of Directors proposes that the 2007 Annual Report and Accounts of Alcon, Inc. and the 2007 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

B. Explanations

The Alcon, Inc. 2007 Financial Report containing the Company's audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law is available in the Investors & Media section of the Company's web site at www.alcon.com. Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing at the address indicated above. Copies are also available for physical inspection at the Alcon, Inc. registered office.

Item 2

**Appropriation of Available Earnings and Proposed
Dividend to Shareholders for the Financial Year 2007**

A. Proposal

The Board of Directors proposes that Alcon, Inc. earnings be appropriated, and a dividend be paid to shareholders, as follows:

Profit carried forward from the financial year 2006	CHF 688,509,761
Profit for the financial year 2007 as per the income statement	CHF 2,727,033,903
Allocation to Dividends: **CHF 2.63 per share**	CHF 804,791,872
Balance to be carried forward	CHF 2,610,751,792

B. Explanations

The Board of Directors proposes a dividend of CHF 2.63 (approximately USD 2.52 based on the USD/CHF exchange rate in effect on February 29, 2008) per share for the financial year 2007. The dividend, net of Swiss withholding taxes, will be paid out on May 22, 2008, to all shareholders of record on May 12, 2008. Dividend payments will be made in USD converted at the USD/CHF exchange rate on May 20, 2008, unless shareholders timely elect to receive dividends in CHF. The election period will be from May 13 to May 16, 2008, 4:00 p.m. (EDT). Elections must be sent in writing to the following address:

BNY Mellon Shareowner Services
Attn: Kerri Shenkin
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310 USA
Fax number: (201) 680-4604

Elections must be renewed each year.

The CHF 804,791,872 allocated to dividends above includes CHF 23,267,997 representing the net additional dividends that would be payable if all vested stock options and share-settled stock appreciation rights were exercised and restricted shares and restricted share units vested in 2008 prior to the record date for the dividend payment after giving effect to repurchases of Alcon, Inc. shares through the dividend record date, May 12, 2008. Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date, with restricted shares and restricted share units not vested by the dividend record date, and with any shares acquired by Alcon, Inc. and subsidiaries in 2008 and held in Treasury on the dividend record date, will be transferred to retained earnings.

Item 3

Discharge of the Members of the Board of Directors for the Financial Year 2007

A. Proposal

The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2007.

B. Explanations

Under Swiss statutory law, the Board of Directors may seek discharge from the shareholders upon approval by the shareholders of the annual financial statements. If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors' liability with respect to matters then known to the shareholders. The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

Item 4

Election of Group and Parent Company Auditors

A. Proposal

The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA, Zurich (KPMG SA), be re-elected as Group and Parent Company Auditors for a one-year term of office.

B. Explanations

KPMG SA has confirmed its willingness to be reappointed as Group and Parent Company Auditors. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

KPMG SA has confirmed to the audit committee of the Alcon, Inc. Board of Directors that it possesses the level of independence required by Swiss statutory law to take on this role, and KPMG LLP has further confirmed that it satisfies the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission (SEC).

Item 5

Election of the Special Auditors

A. Proposal

The Board of Directors proposes that OBT AG, Zürich, be elected as Special Auditors for a one-year term of office.

B. Explanations

Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases. OBT AG has confirmed its willingness to be appointed as special auditors.

Item 6

Elections to the Board of Directors

A. Proposal

The Board of Directors proposes that Paul Bulcke be elected as a new member of the Board of Directors for a one-year term of office and that each of Thomas G. Plaskett, Paul Polman and Cary R. Rayment be re-elected to the Board of Directors for a three-year term of office.

B. Explanations

Paul Bulcke. Paul Bulcke is proposed to be elected to the Board of Directors as replacement of Joseph Weller who advised the Board of Directors of Alcon, Inc. that he will be stepping down from his position as director of Alcon for personal reasons, effective May 6, 2008. Mr. Weller is a member of the class of directors whose term of office would expire in 2009. Mr. Bulcke is proposed to be elected to the Board of Directors for a one-year term of office.

Mr. Bulcke began his career in 1977 as a financial analyst for Scott Graphics International in Belgium before moving to the Nestlé group in 1979 as a marketing trainee. From 1980 to 1996 he held various marketing, sales and division functions in Nestlé Peru, Nestlé Ecuador and Nestlé Chile before moving back to Europe as Managing Director of Nestlé Portugal. Between 1998 and 2003 he was Managing Director of Nestlé Czech and Slovak Republic, and then Nestlé Germany, before he was appointed to his post as Executive Vice President, responsible for Zone Americas. In September 2007, the board of directors of Nestlé S.A. decided to propose to its shareholders that Mr. Bulcke be elected to its board at Nestlé's next annual general meeting on April 10, 2008. The board of directors of Nestlé S.A. further declared their intention to appoint Mr. Bulcke as "Administrateur délégué"/Chief Executive Officer of Nestlé and to have him take on his new responsibilities on that same day. Mr. Bulcke serves as Co-Chairman of Beverage Partners Worldwide S.A. in Switzerland and Co-Chairman of the Supervisory Board of Cereal Partners Worldwide. Mr. Bulcke graduated from the University of Leuven as a Commercial Engineer and obtained his post graduate in Management at the University of Gent in Belgium.

Thomas G. Plaskett. Mr. Plaskett joined the Alcon, Inc. Board in May 2003 and has served as Chairman of Fox Run Capital Associates since 1991. From 1988 to 1991, he served as Chairman, President and Chief Executive Officer of Pan Am Corporation, and President and Chief Executive Officer of Continental Airlines from 1986 to 1987. Mr. Plaskett is the non-executive Chairman of Novell Corporation; non-executive Chairman of Platinum Research Organization; director of RadioShack Corporation; and a director of several privately held companies.

Paul Polman. Mr. Polman joined the Alcon, Inc. Board in May 2006. In February 2008, Mr. Polman was appointed Head of Zone Americas of Nestlé S.A. He served as Chief Financial Officer of Nestlé S.A. from

January 2006 to January 2008. Mr. Polman began his career in 1979 with Procter & Gamble in finance and acquired a broad executive experience through assignments in Belgium, Holland, France, Spain, the United Kingdom and the United States. He served as Group President of Procter & Gamble's European business from 2001 to 2005. Mr. Polman serves as Chairman and Director of Entreprises Maggi S.A., Nestlé Finance S.A., Nestlé International Travel Retail S.A., Nestlé Capital Advisers, and Intercona Re AG. Mr. Polman also serves as a director of Life Ventures S.A., Nutrition-Wellness Venture AG, Unilac, Inc. (Panama), Food Products (Holdings) (Panama) and Uprona (Canada) Ltd.

Cary R. Rayment. Mr. Rayment has served as Chief Executive Officer of Alcon, Inc. since October 2004, adding the responsibility of Chairman of the Board in May 2005. He has served as Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. since October 2004. Prior to these promotions, Mr. Rayment served as Senior Vice President, Alcon United States from 2001 to 2004 (adding responsibility for Alcon Japan in 2004); Vice President and General Manager, Surgical, and Area Vice President Japan in 2000; Vice President, International Marketing & Area Vice President Japan from 1997 to 1999; Vice President and General Manager, Managed Care in 1996; Vice President and General Manager, U.S. Surgical Products from 1991 to 1995; and Vice President Marketing, Surgical Products from 1989 to 1990. Mr. Rayment joined Alcon in 1989, following the acquisition of CooperVision, Inc. where his position had been Vice President of Marketing.

Item 7

Approval of Share Cancellation

A. Proposal

The Board of Directors proposes that 7,657,400 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. be cancelled and that, as a result, the share capital of Alcon, Inc. be reduced from CHF 62,347,145.60 to CHF 60,815,665.60.

Article 4 para. 1 of the Alcon, Inc. Articles of Association shall be amended accordingly.

B. Explanations

The Board of Directors has authorized the repurchase of shares of the Company from time to time. The repurchased shares may be held in treasury and reused at a later date or, alternatively, may be cancelled.

The Board of Directors now proposes that the Annual General Meeting approve the cancellation of 7,657,400 repurchased shares and that the share capital in Article 4 para. 1 of the Alcon, Inc. Articles of Association be reduced accordingly.

KPMG SA as statutory auditors have confirmed in a special audit report prepared for the Annual General Meeting that, as of March 31, 2008, the claims of creditors would be covered even with the proposed reduction in capital.

Organizational Matters

Admission cards/Voting material

Shareholders who are registered in the share register on **March 20, 2008**, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company. Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted. Beneficial owners who wish to attend the shareholders' meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by the broker or custodian, and to request an admission card using the power of attorney.

Beneficial owners of shares and shareholders registered in the share register as of **March 20, 2008**, are entitled to vote and may participate in the shareholders' meeting unless they sell their shares before the shareholders' meeting takes place. Each share carries one vote.

Persons who have **acquired** shares after March 20, 2008, but on or before **April 16, 2008,** will receive the proxy and admission form (including the voting material) shortly before the meeting. Shareholders who have acquired shares after that date may not attend the Annual General Meeting of Alcon, Inc. Shareholders who have **sold** their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney

Registered shareholders who are unable to participate in the shareholders' meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder. Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent representative, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.

The power of attorney on the application form has to be filled in accordingly, signed and returned to the address indicated below or to the independent representative arriving no later than April 29, 2008. Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

Alcon, Inc.
c/o BNY Mellon Shareowner Services
P.O. Box 3548
S. Hackensack, NJ 07606-9248

Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the corporate proxy holder and independent representative will vote according to the proposals of the Board of Directors. If new proposals (other than those on the agenda) are being put forth before the meeting, the corporate proxy holder will vote in accordance with the position of the Board of Directors and the independent representative will abstain from voting regarding new proposals. Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than May 6, 2008, 1:00 p.m. at the admission office.

Admission office

The admission office opens on the day of the shareholders' meeting at 1:00 p.m. Shareholders are kindly asked to present their admission cards at the entrance.

April 2, 2008